FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                  HSBC HOLDINGS PLC - PRE-CLOSE TRADING UPDATE

HSBC Holdings plc (HSBC) will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Pre-close Trading Update and the third quarter results of its principal operations in the United States (US), HSBC Finance Corporation and HSBC Bank USA Inc., whose formal SEC 10-Qs will be available at Investor Relations on www.hsbc.com shortly after 08.30 GMT. The trading update call will take place at 10.30 GMT, and details for participating in the call and live audio webcast can be also found at Investor Relations on www.hsbc.com and at the end of this statement.

The information that will be covered during the meeting relating to HSBC's operating performance is as follows. Where reference is made to 'underlying basis', comparative information has been expressed at constant currency and adjusted for the effects of acquisitions and disposals. There have been no material changes to the composition of the Group since the half-year.

Summary

HSBC's profit before tax in the third quarter of 2007 was ahead of the equivalent quarter in 2006 ('prior year quarter') and so, following our improved first half results, the Group's performance for the first nine months of 2007 was also ahead of the comparable period last year.

Underlying revenue growth in the third quarter was higher than in the first half of the year; and underlying cost growth was moderately lower.

In Asia-Pacific and the Middle East, the excellent operating and financial performance delivered in the first half of the year continued during the third quarter. Europe, driven by the UK, was strongly ahead of the prior year quarter, though Latin America was lower as a result of higher loan impairment charges in Mexico.

Higher loan impairment charges in the US were more than offset by revenue growth in the Group, with the result that net operating income* was higher than in the prior year quarter.

The loan impairment charge in respect of our US Consumer Finance business was US$3.4 billion in the third quarter of 2007. This charge was some US$1.4 billion higher than would have been implied by extrapolating first half trends; of this increment, some US$0.7 billion related to real estate secured credit with the remainder largely due to branch unsecured loan and cards portfolios.

Deterioration in US housing markets is affecting consumer finance credit quality more broadly than hitherto and loan impairment charges are expected to remain high in these conditions. There is the probability of further deterioration if the current housing market distress continues and further impacts the broader economy.

Personal Financial Services (PFS), although adversely affected by conditions in the US, was strongly ahead in Europe, Asia-Pacific and the Middle East. Commercial Banking (CMB) and Private Banking performed ahead of the prior year quarter, with encouraging evidence of additional revenues being delivered as a result of stronger linkages within the Group.

In difficult market conditions, our global Corporate, Investment Banking and Markets (CIBM) business delivered pre-tax profits broadly in line with the prior year quarter. Write-downs of securities, credit trading and leveraged acquisition financing positions were broadly offset by record revenues in other CIBM businesses.

The Group has very little direct exposure to US sub-prime mortgage-backed collateralised debt obligations (CDOs) and hence, since the end of the third quarter, has not suffered the further significant write-downs of this asset class disclosed by a number of other financial institutions.

The general market widening of credit spreads and liquidity premia experienced in the quarter had a favourable effect on the valuation of the portion of the Group's own debt that is carried at fair value. This is reflected as a gain in the income statement in respect of items carried at fair value and included in the 'Other' customer segment.

During the quarter, the Group generated capital to support balance sheet growth; the Group's tier 1 and total capital ratios remained strong and essentially in line with those disclosed at the half year.

The Group's performance summarised above, achieved in a period of turbulent market conditions, reinforces the benefits of HSBC's strong and liquid balance sheet and diversified revenue streams.

A more detailed commentary follows:

Continuing investment in the business

HSBC continued to pursue its stated strategy of rebalancing the earnings of the Group with investment slanted towards emerging markets; of targeting selected high-growth areas in developed markets; and using HSBC's unique international distribution platform to build business and revenues from trade and investment flows between emerging and developed markets.

In the third quarter, we concentrated our investment - both acquisitions and in our own business - on emerging markets. We made a strategic investment in insurance in Vietnam and, in India, we agreed to form an insurance joint venture with two local banks; we were the first foreign bank to obtain the necessary formal approvals to open a Rural Bank in mainland China; and we completed due diligence on our proposed majority investment in Korea Exchange Bank, the sixth-largest bank in South Korea, Asia's third-largest economy. Subsequent to the quarter end, we became the first foreign bank to gain a licence to set up a stand-alone Islamic Bank in Malaysia, and we reached agreement to extend our insurance business in South Korea through a joint venture. We also sold a non-core credit card portfolio in the UK.

World's leading international emerging markets bank

In our operations in Asia-Pacific and the Middle East and in most of our Latin American businesses we continued to perform strongly. The growth of third quarter pre-tax profits in our emerging markets businesses, compared with the prior year quarter, exceeded the rate of progress achieved in the first half of 2007.

HSBC's performance continues to demonstrate our competitive advantages in capturing revenue opportunities arising from the current strength of Asian markets. In particular, our global reach enables us to secure business from both sides of the trade equation and intermediate in investment flows between the developed and developing world through our custody, funds administration and investment services businesses.

Excellent performance in Hong Kong

HSBC's third quarter results in Hong Kong were excellent with retail brokerage, funds income, insurance and deposit-related income all strong.

Leading international bank in mainland China

Within our operations in mainland China, we grew deposits strongly and consequently boosted net interest income. Trade-related fees, commercial lending and cash management activities all made significant contributions to revenue. We also increased revenues from securities services, structured products and treasury activities in buoyant equity markets, and benefited from the progressive liberalisation of investment products.

Profit contributions from our strategic investments in Ping An Insurance, Bank of Communications and Industrial Bank doubled compared with the prior year quarter. In October, we increased our holding in Bank of Communications to 19 per cent. Our total investment in strategic associates in mainland China currently has a market value of around US$40 billion.

Strength throughout Asia-Pacific

In other Asia-Pacific countries, encouraging performances continued in the third quarter, particularly in the Group's operations in India, Singapore, Taiwan and Indonesia.

Strong performance in the Middle East

In the Middle East, the benefits of a strong economy helped boost customer demand for deposit products and the region continued to enjoy a benign credit environment. Profit growth in the quarter, compared with the prior year quarter, accelerated when compared to the growth rate achieved in the first half of 2007.

Restructuring our US business

Sound performances were achieved in our retail bank branches, our online deposit offering and our credit card businesses, but PFS profits in North America were significantly affected by rising loan impairment charges in real-estate secured lending, and branch unsecured loan and cards portfolios.

We continued to run-off our Mortgage Services portfolio, albeit at a decreasing rate, and we also took action to restructure the business in light of market conditions. We remain committed to this course of action.

On 21 September 2007, we announced the closure of the Decision One broker channel, which originated loans for onward sale. This contributed to a related and significant contraction of the mortgage-backed trading operations of CIBM in New York as part of a wider CIBM initiative to refocus on emerging markets.

Loan impairment charges in the third quarter in the US were higher than both the preceding quarter and the prior year quarter. The general weakness now emerging in US real estate has had the effect of significantly reducing the availability of credit to non-prime customers. This, together with a lack of appetite from purchasers of securitised retail mortgage-backed debt, has made refinancing more difficult and contributed to illiquidity across most US housing markets. There is also some evidence of changed customer behaviour as foreclosures increase, repossessed properties remain unsold and rental alternatives become more attractive. All of these factors are contributing to the increases in loan delinquency now emerging in the branch-based real estate-secured consumer lending business and in Mortgage Services. Early stage delinquency rates in both cards and branch unsecured lending are also showing signs of deterioration.

This weakening in the US credit environment has led to a loan impairment charge of US$3.4 billion in the US Consumer Finance business in the third quarter. This charge was some US$1.4 billion higher than would have been implied by extrapolating first half trends; of this increment some US$0.7 billion related to real estate secured credit with the remainder largely due to branch unsecured loan and cards portfolios.

At the end of the third quarter, US$1.6 billion (3.2 per cent) of mortgage balances in our US branch-based consumer finance business were two or more payments overdue, compared with US$1.1 billion (2.3 per cent) at 30 June 2007. The comparable figures in Mortgage Services were US$3.2 billion (8.2 per cent) and US$2.6 billion (6.2 per cent) of the portfolio, respectively.

At 30 September 2007, total loan impairment allowances held against US non-prime real estate lending were US$3.4 billion compared with US$2.6 billion at the end of June 2007. Loan impairment allowances held against the Mortgage Services book rose by US$0.3 billion to US$2.4 billion while loan impairment allowances held against real estate loans in the branch-based business were US$0.5 billion higher at US$1.0 billion.

Loan impairment charges for credit cards, retail services and motor vehicle lending in the US rose broadly in line with portfolio growth, mix and seasoning, although the weakness in parts of the US economy, notably in housing and certain manufacturing industries, continued to adversely affect certain customer segments.

If US residential property values continue to fall, we would expect an increasing and persistent trend in overall real estate-secured delinquency and loan impairment charges, expressed both in dollars and as a percentage of the portfolio. Also, the duration of the US non-prime real-estate secured portfolios in our branch-based consumer lending business and in Mortgage Services would be extended and the portfolios would suffer higher losses throughout their lives.

As we now expect more prolonged weakness in the US housing market, we have taken steps to restrict the product range we offer, thereby eliminating the equivalent of around 5 per cent of Consumer Lending loan originations measured on the basis of gross revenue. It is now clear that, in such market conditions, the projected flow of new business is no longer compatible with the scale of the current Consumer Finance branch network. As a consequence, we have conducted a rigorous appraisal of both the business and the physical infrastructure of our US Consumer Finance operations. We are already in the process of closing or consolidating 100 branches within our consumer-lending branch network across the US, and plan to close a further 260 branches so that our distribution infrastructure is better aligned with the level of forecast demand implied by our credit underwriting risk appetite. This action will reduce the Consumer Finance branch network to 1,000 branches. A restructuring charge of up to US$55 million caused by these planned closures is expected to be taken in the fourth quarter of 2007.

Also in the fourth quarter, we will be making changes to fee and finance charges on credit card services to improve our customer proposition. We estimate these changes will reduce fee and finance charge income by between US$50 million and US$60 million in the fourth quarter of 2007 and by between US$225 million and US$250 million in 2008. We will also curb growth in customer loans and advances in light of the anticipated slowing of the US economy and restrict credit line increases and balance transfer offers. When we see the economy strengthening, we will be able to resume growth.

Diversification and focus on emerging markets in CIBM

CIBM reported third quarter pre-tax profits broadly in line with the prior year quarter, in spite of write-downs in credit trading and leverage acquisition finance businesses totalling US$925 million. CIBM, which is increasingly focused on emerging markets-led opportunities, earned just under half its revenues from Asia in the third quarter.

The third quarter was an exceptionally difficult period in certain trading markets as liquidity contracted across some asset classes. In particular, structured credit products were adversely affected as investors withdrew from asset-backed securities markets. Market illiquidity was exacerbated as banks took into account contingent funding requirements arising from commercial paper issuance and, potentially, from providing support to structured investment vehicles (SIVs). During this period, HSBC attracted deposits and our commercial surplus expanded strongly, particularly in Asia.

Credit spreads widened across non-government asset classes, contributing to pre-tax write-downs of US$750 million on securities, including wholesale-purchased sub-prime residential mortgages and structured credit trading positions held on balance sheet, and US$175 million (net of fees) in respect of non-syndicated committed facilities in the leveraged acquisition finance business. Of these write-downs, some US$600 million arose in CIBM in New York.

Within CIBM, wholesale-purchased sub-prime residential mortgages in the US not yet securitised amounted to approximately US$2 billion at the end of the quarter. The Group has very little direct exposure to US sub-prime mortgage-backed CDOs.

Largely offsetting the write-downs, record quarterly revenues were achieved in Foreign Exchange, Payments and Cash Management, Securities Services and Group Investment Businesses.

CIBM's third quarter performance showed that its emerging markets-led and financing focused strategy has produced resilient results in difficult conditions by enabling it to benefit from strong emerging market investment flows and trade volumes, and market volatility, which encourages client hedging activity. In addition, the contraction in general market liquidity has boosted HSBC's attractiveness to counterparties due to the Group's strong balance sheet.

In Group Investment Businesses, funds under management grew during the quarter by US$18 billion and our emerging markets strength produced further performance fees.

Balance Sheet Management revenues in the quarter remained in line with the progress made in the first half of 2007. Gains from principal investments were lower than the run rate achieved in the first half.

Conduits and SIVs

The Group's principal sponsored conduits, Solitaire, Bryant Park, Regency and Abington Square, which are on-balance sheet under IFRSs, are funding satisfactorily with no impairment of assets. The two off-balance sheet SIVs managed by HSBC, Cullinan and Asscher, also currently have requisite funding arrangements in place. In our capacity as managers of the SIVs, we actively continue to work with the income note and senior note holders during this period of market disruption. Asset quality within the SIVs remains high although two financial institution issuers of assets held by the SIVs were downgraded subsequent to the quarter end.

Strong performance in CMB

CMB's pre-tax profits in the third quarter compared favourably with the prior year quarter, and were in line with growth achieved in the first half of 2007. Increases in revenue were driven by higher deposits in Hong Kong and mainland China and strong lending growth in the UK. The business benefited from significant increases in the volume and value of inter-regional referrals from within HSBC.

Credit spread impact on the fair value of our own debt

The general widening of credit spreads and liquidity premia that contributed to the write-down of positions in CIBM had a favourable effect on the valuation of the portion of the Group's own debt that is carried at fair value. To some extent this acted as a counterbalance to credit spread widening on the Group's trading positions and reflected the accounting benefit of having raised debt at spreads no longer achievable in current market conditions. In the third quarter, the favourable impact of this fair value accounting contributed US$1.3 billion to pre-tax profits. This benefit is mainly accounted for within 'Other' and therefore is not allocated to customer groups and global businesses.

Credit environment broadly stable outside the US

Outside the US, credit performance in the third quarter remained favourable compared with historical trends, except in Mexico where the expected impact from the seasoning of recent growth in the loan book added to loan impairment charges, as signalled at the interim stage.

In the UK, encouragingly, credit trends in the personal business showed signs of improvement in the third quarter, reflecting underwriting changes made in the last two years.

Our credit appetite in many markets remains selective in light of elevated asset price growth relative to underlying income growth.

Taxation and other matters

The Group's effective tax rate in the third quarter was lower than in recent years, primarily due to the considerably higher contribution from Hong Kong to the Group's profits in the quarter and adjustment to certain temporary deferred tax timing differences.

The gain on sale of the Group's headquarters building at 8 Canada Square remains unrecognised in the Group's financial performance.

Outlook

It is particularly difficult to assess the outlook for the rest of the year and into 2008.

In spite of the severity of the housing market downturn, US annualised economic growth in the third quarter was 3.9 per cent, considerably higher than the market consensus. This partly reflected a significant improvement in the country's trade balance, with US exports boosted by a combination of continued strength in emerging markets and the weak US dollar. Risks to continuing economic growth exist in the event of a prolonged weakness in the US housing market, which remains our main area of concern. In the absence of general confidence in a housing market upturn, this would lead to continuing high levels of loan impairment charges.

The strength of Asian and Middle Eastern economies and financial markets looks sustainable in the near term as domestic and regional growth continues at a rapid pace. Increasing trade between Asia and Latin America and increasing investment into the West from the Middle East, India and China provide attractive business opportunities for HSBC at both ends of the flows.

In terms of market risk, extreme volatility in traded markets driven by a liquidity shock remains more than a remote possibility, with adverse consequences for the valuation of all risk and trading positions. The de-leveraging of the financial system now underway, however, plays to the strength of a strongly capitalised, liquid and well-diversified Group like HSBC.

HSBC remains fully committed to its principles of capital strength and liquidity. This commitment enables us to support our customers and respond flexibly to challenging market conditions and opportunities as they arise.

HSBC's results for the year ending 31 December 2007 will be announced on Monday 3 March 2008.

Conference call details

The conference call is being hosted by Michael Geoghegan, Group Chief Executive, and Douglas Flint, Group Finance Director, and will be accessible by dialling the following local telephone numbers:

UK:                     +44 20 7019 0812

UK toll free:           0800 018 0795

USA:                    +1 210 795 0472

USA toll free:          877 818 6787

Hong Kong:              +852 2286 5632

Hong Kong toll free:    800 964 136

Restrictions may exist when accessing freephone/toll free numbers using a mobile telephone.

Passcode:               HSBC

A recording of the conference call will be available from the close of business 14 November 2007 until close of business on 14 December 2007.

Local replay access telephone numbers are:

UK toll:                +44 20 7192 0843

UK toll free:           0800 279 5528

USA toll:               +1 203 369 4975

USA toll free:          1 866 855 8654

Hong Kong:              +852 2802 5151

Replay access passcode: 369682

On 15 November 2007, the replay will also be accessible on HSBC's website by following this link: http://www.hsbc.com/hsbc/investor_centre.

Footnote

* Net operating income is total operating income after deduction of net insurance claims incurred and movement in policyholders' liabilities, and loan impairment charges and other credit risk provisions.

Notes to editors:

1. HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2. An interview with Michael Geoghegan, Group Chief Executive, and Douglas Flint, Group Finance Director, is now available in video/audio and text on

www.hsbc.com and www.cantos.com.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  14 November 2007